UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Farfetch Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.04 per share

(Title of Class of Securities)

30744W107

(CUSIP Number)

September 25, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30744W107		13G

1.	Names of Reporting Persons Kadi Group Holding Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 42,366,665 Class A Ordinary Shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 42,366,665 Class A Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,366,665 Class A Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.5% (3.8% of the total voting power in the Company)*

12.	Type of Reporting Person (See Instructions) CO

* The percentage is calculated based on 256,637,577 Class A Ordinary Shares, par value $0.04 per share (the “Class A Ordinary Shares”) and 42,858,080 Class B Ordinary Shares, par value $0.04 per share (the “Class B Ordinary Shares”) outstanding as of November 7, 2018, as provided by the Issuer.

CUSIP No. 30744W107		13G

1.	Names of Reporting Persons JD.com Investment Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 42,366,665 Class A Ordinary Shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 42,366,665 Class A Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,366,665 Class A Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.5% (3.8% of the total voting power in the Company)*

12.	Type of Reporting Person (See Instructions) CO

* The percentage is calculated based on 256,637,577 Class A Ordinary Shares, par value $0.04 per share (the “Class A Ordinary Shares”) and 42,858,080 Class B Ordinary Shares, par value $0.04 per share (the “Class B Ordinary Shares”) outstanding as of November 7, 2018, as provided by the Issuer.

CUSIP No. 30744W107		13G

1.	Names of Reporting Persons JD.com, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 42,366,665 Class A Ordinary Shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 42,366,665 Class A Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,366,665 Class A Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.5% (3.8% of the total voting power in the Company)*

12.	Type of Reporting Person (See Instructions) HC

* The percentage is calculated based on 256,637,577 Class A Ordinary Shares, par value $0.04 per share (the “Class A Ordinary Shares”) and 42,858,080 Class B Ordinary Shares, par value $0.04 per share (the “Class B Ordinary Shares”) outstanding as of November 7, 2018, as provided by the Issuer.

CUSIP No. 30744W107	13G

Item 1.
	(a)	Name of Issuer Farfetch Limited
	(b)	Address of Issuer’s Principal Executive Offices The Bower 211 Old Street London EC1V 9NR United Kingdom

Item 2.
	(a)	Name of Person Filing This statement is jointly filed by and on behalf of each of JD.com, Inc., JD.com Investment Limited and Kadi Group Holding Limited.
(b)

Address of the Principal Office or, if none, Residence
JD.com, Inc.:

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

Kadi Group Holding Limited:

Geneva Place, Waterfront Drive

P.O. Box 3469

Road Town, Tortola, British Virgin Islands

JD.com Investment Limited:

Offshore Incorporations Centre

P.O. Box 957

Road Town, Tortola, British Virgin Islands

(c)

Citizenship
JD.com, Inc. is a company organized under the laws of the Cayman Islands; JD.com Investment Limited and Kadi Group Holding Limited are companies organized under the laws of the British Virgin Islands.

	(d)	Title of Class of Securities Class A Ordinary Shares, par value $0.04 per share (the “Class A Ordinary Shares”)
	(e)	CUSIP Number 30744W107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 42,366,665 Class A Ordinary Shares
	(b)	Percent of class: 16.5% (3.8% of the total voting power in the Company)
	(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0.
	(ii)	Shared power to vote or to direct the vote 42,366,665 Class A Ordinary Shares.
	(iii)	Sole power to dispose or to direct the disposition of 0.
	(iv)	Shared power to dispose or to direct the disposition of 42,366,665 Class A Ordinary Shares.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

CUSIP No. 30744W107	13G

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.

All shares of Kadi Group Holding Limited are directly held by JD.com Investment Limited, and all shares of JD.com Investment Limited are directly owned by JD.com, Inc.

JD.com, Inc., JD.com Investment Limited and Kadi Group Holding Limited have entered into a joint filing agreement with respect this statement, which is attached hereto as Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

Exhibit Index

Exhibit 99.1                              Joint Filing Agreement, dated November 27, 2018, among JD.com, Inc., JD.com Investment Limited and Kadi Group Holding Limited.

CUSIP No. 30744W107	13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of November 27, 2018.

KADI GROUP HOLDING LIMITED

BY:
/s/ Nani Wang

NANI WANG
Director

JD.COM INVESTMENT LIMITED

BY:
/s/ Nani Wang

NANI WANG
Director

JD.COM, INC.

BY:
/s/ Richard Liu

RICHARD LIU
Director